Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Alan K. Allred	2. Date of Event Requiring Statement (Month/Day/Year) November 1, 2002	4. Issuer Name and Ticker or Trading Symbol Questar Corporation - STR
(Last) (First) (Middle) 180 East 100 South, P.O. Box 45360	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
Director	10% Owner
(Street) Salt Lake City, Utah 84145-0360	X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
Executive Officer	Form filed by One Reporting Person
(City) (State) (Zip)	Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock (and attached Common Stock Purchase Rights)	11,718	D
Common Stock (and attached Common Stock Purchase Rights)	20,524.2318	I [1]	Through Trust Benefit Plan

FORM 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	8-14-1995 8-14-1996 8-14-1997 8-14-1998	2-14-2005 2-14-2006 2-14-2007 2-14-2008	Common Stock (and attached Common Stock Purchase Rights)	1,500 1,500 1,500 1,500	$13.6875 $13.6875 $13.6875 $13.6875
Stock Option	8-13-1996 8-13-1997 8-13-1998 8-13-1999	2-13-2006 2-13-2007 2-13-2008 2-13-2009	Common Stock (and attached Common Stock Purchase Rights)	1,750 1,750 1,750 1,750	$16.8125 $16.8125 $16.8125 $16.8125
Stock Option	8-11-1997 8-11-1998 8-11-1999 8-11-2000	2-11-2007 2-11-2008 2-11-2009 2-11-2010	Common Stock (and attached Common Stock Purchase Rights)	1,750 1,750 1,750 1,750	$19.125 $19.125 $19.125 $19.125
Stock Option	8-10-1998 8-10-1999 8-10-2000 8-10-2001	2-10-2008 2-10-2009 2-10-2010 2-10-2011	Common Stock (and attached Common Stock Purchase Rights)	2,000 2,000 2,000 2,000	$21.375 $21.375 $21.375 $21.375
Stock Option	8-09-1999 8-09-2000 8-09-2001 8-09-2002	2-09-2009 2-09-2010 2-09-2011 2-09-2012	Common Stock (and attached Common Stock Purchase Rights)	2,000 2,000 2,000 2,000	$17.00 $17.00 $17.00 $17.00
Stock Option	8-08-2000 8-08-2001 8-08-2002 8-08-2003	2-08-2010 2-08-2011 2-08-2012 2-08-2013	Common Stock (and attached Common Stock Purchase Rights)	3,750 3,750 3,750 3,750	$15.00 $15.00 $15.00 $15.00
Stock Option	8-13-2001 8-13-2002 8-13-2003 8-13-2004	2-13-2011 2-13-2012 2-13-2013 2-13-2014	Common Stock (and attached Common Stock Purchase Rights)	4,500 4,500 4,500 4,500	$28.01 $28.01 $28.01 $28.01
Stock Option	8-11-2002 8-11-2003 8-11-2004 8-11-2005	2-11-2012 2-11-2013 2-11-2014 2-11-2015	Common Stock (and attached Common Stock Purchase Rights)	5,500 5,500 5,500 5,500	$22.95 $22.95 $22.95 $22.95

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
1 These equivalent shares are allocated to my account in Questar's Employee Investment Plan as of October 31, 2002.

	/s/ Alan K. Allred	November 1, 2002

	Alan K. Allred	Date
**Signature of Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.
Revised 9-3-2002